________

Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

August 28, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jaea Hahn, Esq.

Re: AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (the "Registrant")

File Nos. 033-66242; 811-07890

CIK No. 0000909466

Responses to Comments on Post-Effective Amendment No. 89

Dear Ms. Hahn:

This letter responds to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC"), which you conveyed via telephone on August 17, 2020 regarding Post- Effective Amendment No. 89 to the Registrant's registration statement under the Securities Act of 1933, as amended, and Amendment No. 90 to the Registrant's registration statement under the Investment Company Act of 1940, as amended (the "1940 Act"), which was filed with the SEC on July 2, 2020 (the "Amendment").

The Amendment was filed solely in connection with the repositioning of Invesco Oppenheimer Municipal Fund to Invesco Environmental Focus Municipal Fund (the "Fund"). Each of your comments is set forth below in bold with the Registrant's response immediately below each comment.

Principal Strategies - General

1.The Fund's name now includes the term "Environmental Focus." The Staff believes that the term "environmental focus" suggests a type of investment and therefore the Fund should have an 80% investment policy that reflects the Fund's environmental criteria.

Response: The Registrant notes that Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name.

The Registrant believes the term "environmental focus," as used in the Fund's name, does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy that analyzes the potential positive environmental impact characteristics of the issuers of investments in its portfolio and focuses on those investments that meet the Fund's environmental criteria. Accordingly, the Registrant does not believe it is required to adopt an 80% policy with respect to the Fund's investments in issuers that satisfy the criteria used to implement the Fund's strategy. The Registrant believes strongly that this view is consistent with and supported by the proposed and adopting releases for Rule 35d-1 and the "Staff's Frequently Asked Questions about Rule 35d-1" in which the Staff indicated that the rule does not apply to a fund name that connotes a type of investment strategy. For example, in the adopting release for Rule 35d-1, the SEC recognized that descriptors such as growth or value "connote types of investment strategies as opposed to types of investments." The Registrant believes the term "environmental focus" in the Fund's name connotes the investment strategy of offering an environmental focus while providing exposure to the municipal bond market and as such is more akin to descriptors like "growth" or "value."

Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether "the Names Rule [should] apply to terms such as 'ESG' or 'sustainable' that reflect certain qualitative characteristics of an investment." (See Request for Comment on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.), suggesting that, in its current form, the Names Rule does not explicitly apply to terms such as "ESG," "sustainable," or "environmental focus."

In that request, the Staff indicated that some funds "that include one or more environmental, social, and governance-oriented assessments or judgments in their investment mandates (e.g., 'ESG' investment mandates)" treat terms such as "ESG" as an investment strategy, to which the Names Rule does not apply. (See ICA Release No. 33809, at p. 9). The Registrant is of the general view that an investment "type" typically cannot change its attributes in response to changes in the financial and economic markets (e.g., equity, debt, industries and geographical locations, to which the Names Rule's application is long- settled, are investment types that cannot change their attributes). Strategies on the other hand, which according to Instruction 1 to N-1A Item 9(b)(1), are the "polic[ies], practice[s], or technique[s] used by the Fund to achieve its investment objectives" generally can change under appropriate circumstances and with appropriate notice to shareholders, as applicable. The Fund's application of its environmental policies, practices and techniques is a strategy, not an investment type.

Lastly, the Registrant believes that the use of the term "environmental focus" in the Fund's name is not materially deceptive or misleading under Section 35(d). When the SEC adopted Rule 35d-1, the SEC provided that the general test of whether a particular fund name is misleading under Section 35(d) is "whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments." See SEC Release No. IC-24828 (January 17, 2001). The Fund believes that the term "environmental focus" in the Fund's name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with its name because the Fund intends to pursue an environmentally focused investment strategy. Specifically, the portfolio managers' proprietary framework for evaluating, scoring and screening issuers based on environmental criteria is an integral component of the Fund's principal investment strategy and portfolio construction process, as described in the Fund's prospectus, and applies to all of the Fund's municipal investments. The Registrant believes that, in light of the description of the Fund's principal investment strategies and related "Environmental Focus Criteria Risk" disclosure, the Fund's name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund's intended investments or the risks of those investments.

Consequently, respectfully, the Registrant declines to modify its 80% investment policy as requested. However, the Registrant thinks that it is appropriate to, and will, add the following disclosure to the principal investment strategies in the statutory section of the prospectus in materially substantial form:

"Shareholders will be provided with 60 days' notice of any strategy change resulting in consideration of environmental focus criteria no longer being material to the Fund's principal investment strategy."

2.Supplementally, please confirm that any derivatives included in the Fund's 80% policy will be valued at market value.

Response: The Fund confirms that derivative instruments that are counted towards its 80% policy will be valued at market value.

3.We note the Fund is changing its strategy as detailed in a prospectus supplement filed on June 29, 2020. We have the following comments concerning these changes (collectively, the "Fund Changes"):

(a)Supplementally, inform the staff why the board of trustees of the Registrant (the "Board") believes the Fund Changes are consistent with its fiduciary duties and are in the best interests of existing shareholders who did not vote for these changes. Specifically:

(i)Explain in detail what information the Board considered and how it weighed the information in arriving at its decision.

(ii)Explain in detail why the Board concluded this approach was better for shareholders than other alternatives, such as liquidating the Fund and launching a new fund.

(iii)Please support your explanation of the Board's deliberation with data; for example, if cost was a consideration, please provide cost data on making the Fund Changes as compared to starting a new fund with this strategy.

(b)Supplementally, please explain why the Adviser believes the Fund Changes are consistent with its fiduciary duty to the Fund.

(c)What is the composition of the Fund's shareholder base (e.g., affiliated vs. unaffiliated; institutional vs. retail)? Please note what percentage of the Fund's assets are held by retail investors.

(d)Please supplementally inform the staff what percentage of the Fund's portfolio will be repositioned as a result of the Fund Changes.

(e)Have any shareholders contacted the Registrant, the Fund or any intermediaries about the Fund Changes? If so, describe the nature of any such communications, including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action.

Response: The Registrant will consider these comments and provide responses in separate correspondence to the staff.

4.The Fund should describe more clearly the criteria used to determine whether an issuer is involved in projects or technologies with "high potential positive environmental impact." For example, who are these issuers and what characteristics would be consistent with an ESG focus.

Response: The Fund has added the following statement, in materially similar form, to the Principal Investment Strategies section:

"Generally, the Adviser views projects or technologies with high potential positive environment impact to include opportunities likely to result in lower or net-zero emissions, environmental conservation, environmental rehabilitation, increased use or creation of renewable energy, increased sustainability, or other positive environmental outcomes. These high potential opportunities are identified by the Adviser through a proprietary peer comparative process that takes into account published information about the issuer and its programs and policies, along with issuer-level data, including issue-level reviews that rely on the purpose/use of proceeds statement and source of funding to determine eligibility in the Fund's portfolio as described further below."

5.Please describe in more detail what factors the Adviser applies as part of its proprietary environmental screen.

Response: The Fund believes that its description of the factors applied by the Adviser as part of the environmental screen is sufficient but, in addition to the language added in response to #4, has added the following statement, in materially similar form, to the Principal Investment Strategies section to further clarify the types of opportunities emphasized by its factor based screening approach (underlined disclosure added):

"In selecting securities for investment, the Adviser first uses a proprietary environmental focus scoring system to evaluate securities based on pre-determined environmental focus and sustainability factors to determine suitability for inclusion in the Fund's portfolio. These factors include, but are not limited to, the issuer's stated mission with respect to positive environmental outcomes or its stated environmental impact plan, whether an issuer has engaged in any policies or activities evidencing a significant negative environmental impact, whether proceeds raised through the issuance of a security will be used toward achieving a positive environmental outcome, and whether proceeds will be raised through revenues related to extractive industries (such as fuel surcharges). This proprietary approach emphasizes investment opportunities related to energy efficiency, renewable energy (including solar, wind, geothermal, and hydropower), bio- fuels, energy storage and related technologies and programs, mass transit, carbon sink conservation, carbon capture technologies and other projects or technologies intended to minimize man-made impacts on climate."

The Fund has also enhanced its principal strategy disclosure to further clarify its assessment of these factors as part of its proprietary environmental focus scoring system.

6.Describe the Fund's due diligence practices and screening criteria more completely. Does the Fund rely on any third parties?

Response: The Fund has enhanced its disclosure to clarify its due diligence practice and screening criteria. This is a fully proprietary methodology conducted by the Adviser; no third parties are relied upon.

7.Explain whether the Fund's environmental criteria are applied to every investment or only some and whether the environment is the exclusive factor considered by the Fund or just one of several factors?

Response: We have revised the disclosure to make clear that the Fund's environmental criteria applies to all municipal investments. The revised disclosure also clarifies that after investments have been evaluated based on the proprietary environmental focus scoring system, the Adviser uses its extensive research capabilities to assess potential investments and considers a number of factors, including general market and economic conditions and interest rate, credit and prepayment risks before making investment decisions.

Summary Prospectus

8.Please update the Fund's portfolio turnover information to a more current date. Response: The Fund's portfolio turnover data has been updated to a more current date.

9.The Fund's principal investment strategies section includes disclosure that states "Such investments may include, but are not limited to, investments in projects or technologies intended to minimize anthropogenic impacts on climate, such as those relating to energy efficiency, mass transit, carbon capture technologies and renewable energy (including solar, wind, geothermal, and hydropower), as well as investments in issuers with positive environmental performance records, based on metrics determined by the Adviser." The Fund should rephrase this disclosure in plain English.

Response: The Fund has replaced the term "anthropogenic" with "man-made" to clarify its meaning and has clarified that "carbon capture technologies" are those that prevent carbon dioxide from entering the atmosphere.

10.Please clarify what constitutes "high potential positive environmental impact" as disclosed in the Fund's principal investment strategies. Please also confirm, supplementally, that the Fund will not rely on third party to determine this component.

Response: Please see the response to Comment No. 4 with respect to the term "high potential positive environmental impact." The Fund also confirms that it will not rely on a third party to determine this component.

11.The Fund discloses that ""the Adviser seeks to exclude investments where tax and other related revenue from a security's issuer is derived from the leasing of extractive rights, such as fossil fuel reserves and also excludes securities from other sectors that do not meet the Fund's environmental criteria." Please identify the sectors that do not meet the Fund's environmental criteria.

Response: The Fund has revised its disclosure to clarify which investments are excluded from eligibility in the Fund's portfolio.

12.Supplementally, please clarify whether a shareholder's tax obligations will change as a result of the strategy change.

Response: The Registrant confirms that shareholders' ongoing tax obligations will remain the same under the Fund's environmental focus strategy as they are under the Fund's current strategy.

13.Please disclose whether the Fund has any parameters on the maturity or duration of its portfolio investments.

Response: The Fund does not have any parameters on the maturity or duration of its portfolio investments and has added a statement to the Fund's principal strategy disclosure indicating that fact.

14.The Staff noticed that the risks are listed in alphabetical order. Please reorder the risks to be in order of priority based on their significance or importance with respect to their adverse effect on the Fund, it's NAV, yield and total return. The Staff notes that after the listing of the most significant risks, the remaining risks may be listed in alphabetical order. See generally SEC Release ADI 2019-08.

Response: We have revised the entire list of principal risks generally in order of significance or importance.

15.Please consider adding a risk related to high portfolio turnover or active management. Response: A risk related to high portfolio turnover has been added.

16.The staff notes significant market events related to Covid-19. Please consider revising the Fund's disclosure to address risks associated with these events. Supplementally, if the disclosure is not revised, please explain why a disclosure change is not warranted.

Response: The Registrant notes that the Fund's summary prospectus "market risk" risk disclosure includes risks of "widespread disease or other public health issues." Additionally, Fund has revised its statutory prospectus "market risk" disclosure to include relevant information regarding the risks of Covid- 19 on the Fund.

17.The staff notes that the Fund will invest in municipal securities that include debt obligations of states, territories or possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities. If the Fund invests significantly in Puerto Rican bonds, please disclose the related risks.

Response: The Fund currently does not intend to invest significantly in Puerto Rican bonds. As such, no additional disclosure has been included.

Statutory Section

18.Please clarify whether the Adviser conducts its own due diligence in screening investments to determine if they meet the pre-determined environmental focus factors or relies on third party data for such information.

Response: As disclosed throughout the Fund's strategy section, the Adviser conducts its own due diligence in screening investments and does not rely on third parties for this activity. The Registrant has further clarified that the Adviser's process is "proprietary" throughout the disclosure. Please also see responses to Comment Nos. 6 and 10.

19.The staff notes that the Fund has disclosed that ""each security within a sector is assigned a score with respect to each pre-determined factor, based on the security's performance in relation to such factor. Each factor's weight is then determined based on its expected environmental impact; weightings may vary from sector to sector and may change from time to time. The scores are aggregated, and securities with scores in the top 35% of the sector are considered eligible for inclusion in the portfolio." Please describe how the Adviser defines a sector and discuss how many sectors have been identified by the Adviser.

Response: The Fund has revised its disclosure to indicate that sectors are defined by purpose/industry and are comprised of peer issuers. Cities, for example, constitute their own sector as they share the purpose of providing an overarching governmental structure to one distinct municipality. Peer issuers provide similar data, facilitating the Adviser's proprietary peer comparative ratings process. To date, 21 sectors have been identified by the Adviser and are evaluated and scored using the Adviser's proprietary environmental focus screening process.

20.How often does the Adviser evaluate securities in terms of degradation of an issuer's credit quality or potential for positive environmental impact? Is this analysis conducted on a daily basis, for example?

Response: The Registrant has added disclosure to clarify that issuers and investments that are ultimately eligible for inclusion in the Fund are monitored on an ongoing basis and reviewed semi-annually to ensure that they still meet the Adviser's requirements for inclusion, including with respect to credit quality and potential for positive environmental impact.

21.Will securities that no longer meet the Fund's potential for positive environmental impact criteria be sold?

Response: Securities that no longer meet the Fund's potential for positive environmental impact will be sold when the Adviser determines that market conditions are favorable for a sale. As disclosed in the Fund's principal strategies sections, decisions to purchase or sell securities are determined by the relative value considerations of the portfolio managers that factor in economic and credit-related fundamentals, potential for positive environmental impact, market supply and demand, market dislocations and situation-specific opportunities.

22.Disclose in the prospectus or statement of information, where appropriate, how the Fund will approach relevant ESG proxy issues, or explain in correspondence why such disclosure is not required.

Response: The Fund votes proxies consistent with its proxy voting policy, which delegates voting responsibility to the Adviser. The Adviser's proxy voting policies consider a number of factors when evaluating proxy proposals. Consistent with Item 17(f) of Form N-1A, the Fund provides a copy of its proxy voting policies at Appendix E to the SAI, including "Invesco's Policy Statement on Global Corporate Governance and Proxy Voting" which addresses specifically, at section VIII.B, "Environmental, Social and Corporate Responsibility Issues." We also note that the Fund's portfolio will generally consist primarily of investments in municipal debt obligations which are not expected to generate a significant number of proxy solicitations. Accordingly, the Registrant believes that disclosure contained in the proxy voting policies is not suitable for the prospectus and that disclosure of those policies in a consolidated format as an appendix to the SAI is appropriate.

23.The staff notes that the Fund can invest in inverse floating rate municipal securities. To the extent these obligations rely on LIBOR, please add disclosure regarding the risks associated with the phase out of LIBOR or explain why this is not a principal risk of the Fund.

Response: The Fund does not expect to invest significantly in inverse floaters that are tied to LIBOR and, as such, does not believe the discontinuation of LIBOR is a principal risk of the Fund.

24.Supplementally, discuss whether the Fund will retain the existing Portfolio Managers to assist during the transition to an environmental focus strategy. Also, please explain whether the Portfolio Managers have experience applying the environmental screens described in the prospectus.

Response: Mark Paris has been part of the portfolio management team for the Fund since 2019 and will continue to serve as a portfolio manager following the Fund's strategy change. Once the Fund's strategy changes are effective, he will be joined by several other portfolio managers who will be responsible for management of the Fund's portfolio. Three of the new portfolio management team members have extensive experience managing impact/ESG strategies that employ various screens, including the environmental focus screen described in the Fund's prospectus. Specifically, these portfolio management team members currently manage assets totaling approximately $240 million across 82 individual accounts according to the environmental focus strategy that will be implemented by the Fund.

The environmental focus strategy was officially launched in 2015 and is a subcomponent of the Adviser's overall fixed income impact/ESG strategy offerings. These offerings have been made available to clients through separately managed accounts since 2013. Including assets within the environmental focus strategy, the three new portfolio management team members currently manage approximately $982 million in assets according to the Adviser's overall fixed income impact/ESG approach.

Statement of Additional Information

25.The Fund includes disclosure in its SAI indicating that longer term municipal securities generally provide a higher yield under normal market conditions. Please consider moving this disclosure from the SAI to the prospectus.

Response: The Fund has revised its disclosure accordingly.

*****

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 323-5231.

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Senior Counsel

cc:Jeff Kupor, Esq. Joseph Benedetti, Esq. Taylor Edwards, Esq. Matt DiClemente, Esq. Mena Larmour, Esq.